Exhibit 5.0

May 28th, 2012

Messrs.

Petrobras Participaciones S.L.

Hermosilla 11, 4th. floor “A”, 28001, Madrid, Spain

At. Mr. Marcos Antonio Zacarias

Dear Sirs,

We are writing to Petrobras Participaciones S.L., on behalf of Petrobras Argentina S.A., in order to propose the purchase of 45.961.908 shares with a nominal value of $ 1.- each, corresponding to 39,671% (thirty nine point six hundred seventy one per cent) of the entire voting share capital of Petrolera Entre Lomas S.A. (the “Offer”).

The Offer, which shall be valid for a period of ninety days since this date, shall be considered accepted by Petrobras Participaciones S.L. if you provide Petrobras Argentina S.A. a letter designating a representative to be notified of any notice related to the above referred purchase, and shall be ruled by the terms and conditions of the agreement attached hereby.

Yours sincerely,

Carlos Alberto Da Costa

Attorney

Petrobras Argentina S.A.

Share Purchase Agreement

between

Petrobras Participaciones S.L. (“PPSL”) as Vendor

and

Petrobras Argentina S.A. (“PESA”) as Purchaser

TERMS AND CONDITIONS

WHEREAS:

(A)	The Vendor is the direct holder of 45.961.908 shares (the “Shares”) in book entry form with a nominal value of $ 1.- each, corresponding to 39,671% (thirty nine point six hundred seventy one per cent) of the entire voting share capital of the Company.

(B)	The Vendor wishes to sell and the Purchaser wishes to buy the Shares.

(C)	In view of the above essential circumstances, the Parties wish to execute this Share Purchase Agreement in accordance with the terms established herein.

This Agreement, which is governed by the provisions of the recitals above and clauses below, is hereby freely entered into and accepted by the parties.

PPSL and PESA are also referred to individually as “Party” or collectively as “Parties”.

1.	Definitions

The terms of this Agreement defined in Clause 1 shall have the following meanings:

“Agreement” means this Share Purchase Agreement.

“Antitrust Authority” means Comision Nacional de Defensa de la Competencia.

“Business Day” or “Business Days”, means any day or days when the commercial banks are opened for business in Buenos Aires, Argentina and New York, United States of America. “Closing” means the legal transfer of the Shares from Vendor to Purchaser.

“Closing Date” means the date upon which the Closing occurs which will occur one (1) Business Day after the acceptance of the Offer by the Vendor.

“Company” means Petrolera Entre Lomas S.A., a company incorporated and duly existing under the laws of Argentina, with registered office in Argentina, at Hipolito Bouchard 680, Piso 18, Ciudad Autonoma de Buenos Aires.

“Dollars” means United States Dollars.

“Effective Date”: means 23:59 hours on December, 31st, 2011, the date to be taken into consideration for the purposes of the Shares valuation.

“Law” means any applicable law, statute or ordinance of any nation or state and any political subdivisions thereof, any regulation, policy, protocol, proclamation or executive order promulgated by any governmental authority, any rule or regulation of any self-regulatory organization such as a securities exchange, or any applicable judgment, order, decree or decision of any court or other governmental authority having the effect of law in any such jurisdiction.

“Lien” or “Liens” means any mortgage, pledge, security interest, lien, deed of charge, right of first refusal or first offer, floating charge or other charge of any kind (including any agreement to give any of the foregoing), any conditional sale or other title retention agreement, or the filing of or agreement to give any security interest, charge or financing statement under the Laws of any jurisdiction.

“Net Debt”: means (i) all financial debts accrued, less (ii) the sum of all cash, short term investments and any other cash equivalent that is likely to become cash immediately. All amounts included in the Net Debt shall be calculated as of the Effective Date in accordance with the generally accepted accounting principles in Argentina.

“Net Working Capital” means (i) the sum of all accounts receivable, including the hydrocarbons (oil and gas) inventory, the materials inventory and any other current assets of the Company, less (ii) all accounts payable and accrued current liabilities of the Company (excluding financial debts) as of the Effective Date. All amounts included in the Net Working Capital shall be calculated in accordance with the generally accepted accounting principles in Argentina. For purposes of defining the Net Working Capital, the value of the hydrocarbons (oil and gas) shall be the market value as of the Effective Date, said market value being determined taking into consideration the average price of the agreements (“cartas acuerdo”), as attached in Schedule 5, of the Company in force at the time of the Net Working Capital calculation (at the Effective Date).

“Unconventional Resources”: Means the liquid or gaseous hydrocarbon accumulations, as described in the Society of Petroleum Engineers PRMS 2007 and Guidelines for Application 2011 (or then existing updated rules at the time of calculation), that are pervasive throughout a large area and that are not significantly affected by hydrodynamic influences (also referred to as “continuous- type deposits”), such as but not limited to coal bed methane (CBM), basin- centered gas, shale gas, gas hydrate, natural bitumen (tar sands), and oil shale deposits, that typically require specialized extraction technology (e.g. dewatering of CBM, massive fracturing programs for shale gas, steam and/or solvents to mobilize bitumen for in-situ recovery, and in some cases mining activities).

“Purchaser”: means Petrobras Argentina S.A.(“PESA”), a company incorporated and duly existing under the laws of Argentina, with registered office in Argentina, at Maipu, 1, Buenos Aires (hereinafter referred to as the “Purchaser”) herein represented by Carlos Alberto Da Costa, duly empowered for this act by virtue of a power of attorney executed on January 19th, 2009, deed 30, file 56, register 2089.

“Shares” means 45.961.908 shares in book entry form with a nominal value of $ 1.-, each corresponding to 39,671% (thirty nine point six hundred seventy one per cent) of the entire voting share capital of the Company and “Share” means any one of them.

“Taxes” means the taxes, duties, excise taxes, contributions, fiscal and para-fiscal levies of all kinds established by any Argentinian or foreign legislation (including, without limitation, state, autonomous community, provincial and local regulations), as well as (i) interest on the late payment thereof and (ii) the fiscal fines and surcharges established in said regulations, and “Tax” means any of them.

“Vendor”: means Petrobras Participaciones S.L. a company incorporated and duly existing under the laws of Spain, with registered office in Spain at Hermosilla 11, 4th. floor “A”, 28001, Madrid (hereinafter referred to as the “Vendor”).

2.	Purchase Undertaking

2.1.	Subject to the terms and conditions set forth in this Agreement, the Purchaser undertakes to purchase and the Vendor undertakes to sell the Shares with effect from the Effective Date, with the adjustments specified in this Agreement. The sale and purchase of the Shares shall transfer as of the Closing Date ownership of the Company together with all risks and liabilities inherent to the activities of the Company, rights and benefits attendant thereto, including without limitation, any and all rights to all dividends declared by the Company, including dividends accrued and not yet paid, as well as all dividends to be declared by the Company in the future.

2.2.	The Shares are sold free of Liens, encumbrances, claims or any other seizure rights in favour of third parties and are sold herein with all their inherent rights, obligations and liabilities.

3.	Share Purchase Price

3.1.	Price and Contingent Payment.

3.1.1. The total price for the purchase of the Shares and any and all transactions contemplated herein is the amount of USD 249.413.737,74 (two hundred and forty nine million, four hundred and thirteen thousand, seven hundred and thirty seven Dollars and seventy four cents) (the “Price”). In order to calculate the Price, the following has been taken into consideration:

PELSA Enterprise Value (39,67%): USD 260.000.000,00

Minus Net Debt on December, 31st 2011 (39,67%): USD 8.932.001,99

Minus all and any dividends paid after December, 31st 2011 up to the Closing Date: USD 4.125.784,00 (this figure only comprises the instalments paid in February, March and May of 2012)

Plus Net Working Capital on December, 31st 2011 (39,67%): USD 1.356.583,88

Plus the difference between inventory’s market price and its book value on December, 31st 2011: USD 1.114.939,85

Equals Price of the Shares: USD 249.413.737,74

3.1.2. The Parties accept that at the time of this Agreement, the Company is developing exploration activities for the identification of potential areas of commercially exploitable Unconventional Resources in the areas Entre Lomas, Bajada del Palo, Agua Amarga and Charco del Palenque (the “Areas”). At the time of this Agreement, there have been no results from the above mentioned exploration activities.

3.1.2.1. Conditioned to the identification of potential areas of commercially exploitable Unconventional Resources by the Company in the Areas, by the Vendor’s technical evaluation, the Parties shall negotiate i) in good faith and under the principle of “arm’s length transaction” (negotiation between independent parties), and ii) considering market conditions prevailing at the time of the calculation, an additional payment to the Price that reflects the equivalent value of the Vendor’s current indirect interest in the Areas (equivalent to 29,0193%) of any commercially exploitable Unconventional Resources, as per terms and conditions below (the “Contingent Payment”).

3.1.2.2. The calculation of the Contingent Payment shall be made by an independent valuation entity of international prestige hired by both Parties within 45 (forty five) days as of the specific request in this sense made by the Vendor, and said entity shall have 90 (ninety) days to present its report, considering all the commercially exploitable Unconventional Resources in the Areas and on the basis of the Society of Petroleum Engineers (SPE) parameters, set forth in the PRMS 2007 and Guidelines for Application 2011 (or then existing updated rules at the time of calculation). The relevant cost for the report shall be equally shared by the Parties.

3.1.2.3. Within ten (10) years following the Closing Date the Vendor shall be entitled to request such Contingent Payment, and then the Parties shall jointly instruct the independent valuation entity as above indicated.

3.1.2.4. The Purchaser shall keep the Vendor periodically updated, during all such ten years period, on a yearly basis, of the activities performed for the identification and exploitation of potential areas of commercially exploitable Unconventional Resources in the Areas.

3.1.2.5. In case of assignment of any of the Areas or in case of selling of the shares of the Company, the Purchaser shall ensure that, until the end of the above mentioned ten years period, the assignee complies with the Contingent Payment obligation as well as with the periodical conveyance of information to the Vendor.

3.1.2.6. In case the calculation elaborated by the independent valuation entity expresses a range for said Contingent Payment, then the medium price indicated in such range shall apply and be considered as the final determination of said Contingent Payment, which shall be accepted by both Parties as final and submitted for appreciation of the Parties respective Board of Executive Directors the soonest, at least within the following 45 (forty five) days of receipt of the relevant report.

3.1.2.7. The Price and, if met, the Contingent Payment (which shall be payable on top of the Price, since the Price did not take into consideration any portion for the Unconventional Resources), shall be the exclusive payments for the Shares, it being understood and agreed that if no identification of potential areas of commercially exploitable Unconventional Resources by the Company, by the Vendor’s technical evaluation, is made within the above referred term of ten (10) years, no Contingent Payment will be due by Purchaser to Vendor.

3.2.	Time and Method of Payment of the Price:

3.2.1. The Price shall be paid on a single instalment on the Closing Date.

3.2.2. The Price shall be paid by irrevocable bank transfer in favour of the Vendor to:

Beneficiary:	[ ]

Bank of the Beneficiary:	[ ]

IBAN:	[ ]

Account Number:	[ ]

Account Name:	[ ]

SWIFT:	[ ]

Reference: [            ]

3.2.3. The transfer of the Shares shall occur at the offices of the Company.

4.	Closing of the Purchase of Shares

4.1.	Date of Closing.

Closing of the purchase and sale of the Shares shall occur on the Closing Date.

4.2.	Transactions to complete on the Closing Date.

On the Closing Date the Parties will formalise the transfer of the Shares and pay the Price. To such effect, the following actions and transactions will be carried out:

4.2.1. The Vendor will deliver to the Company the letter referred to in section 215 of the Business Organizations Act 19.550, in which Vendor gives notice to the Company of the sale of its Shares and in which they request the making of the respective registrations in the Registry of Shares (Registro de Acciones) in the name of the Purchaser, in the form of the draft attached hereto as Schedule 1.

4.2.2. The Vendor and the Purchaser will cause the Company to register the sale of the Shares in the Registry of Shares (Registro de Acciones).

4.2.3. Each of the individuals listed below will present their written resignation, from their respective posts as members of the Board of Directors of the Company in the form of the draft attached hereto as Schedule 2, waiving any claim against the Company.

Board of Directors:

(i) Titular Directors: Jorge Luiz Zelada, José Carlos Amigo, Carlos Alberto da Costa, Luis Miguel Sas, Alfredo Sergio Gula y Diaz, and Gustavo C. Fernández Martinez.

(ii) Substitute Directors: Aluisio Teles Ferreira Filho, Héctor Daniel Casal, Marcelo Gómez and José Pantano.

4.2.4. The Purchaser will vote in the ordinary shareholder’s meeting of the Company for the approval of all actions taken by the resigning members of the Board of Directors referred hereinabove, while acting as Directors of the Company.

4.2.5. The Purchaser hereby undertakes to refrain from taking or supporting any action or filing or supporting any claim against the resigning members of the Board of Directors indicated by the Vendor as duly identified herein.

4.3.	Collaboration

Each of the Parties undertakes to carry out the actions and process the documents necessary to obtain the aforementioned authorizations, verifications and agreements reasonably in advance. Furthermore, the Parties shall cause the Company to take all the formalities, including the necessary recordings in the Company’s books, to formalize the transfer of the Shares in accordance with the applicable Law.

4.4.	Actions to be performed following the Closing Date.

If required by applicable law, the Purchaser and the Vendor will require approval of the transfer of the Shares to the Antitrust Authority.

4.5.	Breach

Should the Vendor or the Purchaser not fulfil any material obligation of this Clause 4 by the Closing Date, the other Party shall be entitled to:

(i)	Terminate this Agreement, the Vendor or the Purchaser, as the case may be, not being entitled to any claims against the Purchaser or the Vendor, as the case may be, as a result thereof, or

(ii)	As far as possible, proceed with Closing, or

(iii)	Set a new date for Closing, or

(iv)	Apply for specific performance.

5.	Representations and Warranties

5.1.	Representations and Warranties of the Vendor

The Vendor draws up the representations and warranties contained in Schedule 3, which form a part of this Agreement and shall be essential for the Purchaser.

5.2.	Representations and Warranties of the Purchaser

The Purchaser draws up the representations and warranties contained in Schedule 4, which form a part of this Agreement and shall be essential for the Vendor.

6.	Claims and Compensation

6.1.	Compensation

6.1.1. The Vendor undertakes to keep the Purchaser harmless from any damages that it may suffer as a result of the breach of any of the obligations assumed by the Vendor in this Agreement or the errors, inaccuracies or incorrect representations and warranties provided in this Agreement.

6.1.2. The Purchaser undertakes to keep the Vendor harmless from any damages that it may suffer as a result of the breach of any of the obligations assumed by the Purchaser in this Agreement or the errors, inaccuracies or incorrect representations and warranties provided in this Agreement.

6.2.	Claims and Procedure

6.2.1. Subject to the provisions stated in 6.3, the Purchaser or the Vendor (as the case may be) may notify the Vendor or the Purchaser respectively (as the case may be) of the existence of any breach when it so wishes.

6.2.2. The notification shall be made to the representative of the Vendor or Purchaser (as the case may be) named in Clause 8.2 below. The notification shall specify the breach and, if possible, will set a value for the damages.

6.2.3. Should the Vendor or the Purchaser (as the case may be) fail to respond a claim to the Purchaser or Vendor respectively (as the case may be) within the term of thirty (30) days, it shall be considered that the Vendor or the Purchaser (as the case may be) accepts the claim made by the Purchaser or the Vendor (as the case may be).

6.2.4. Should the Vendor or the Purchaser (as the case may be) accept the claim evaluation made, it will pay the Purchaser or the Vendor respectively (as the case may be) the pertinent amounts within thirty (30) days from the day on which the notification was received.

6.2.5. Should the Vendor or the Purchaser (as the case may be) not agree with the claim evaluation, the parties will try to reach an agreement on the claim in good faith within a negotiation period of sixty (60) days. Should no agreement be reached in such period, any of the Parties shall be entitled to submit the dispute to arbitration as provided for in Clause 8.9.

6.3.	Liability Limitation

6.3.1.	The Purchaser hereby declares, represents and warrants it had full access to each and all relevant data required to evaluate the economic value of the Shares and of the Company, including information regarding the Company’s assets, business and obligations to third parties, and that the agreed Shares price correctly reflects such relevant data and information. Therefore, all risks and liabilities shall be deemed to have been already reflected in the calculation of the Price.

6.3.2.	Except for the provisions of 8.1.3 below, and always subject to the Purchaser undertaking to assume all the Company’s risks and liabilities as from the Closing Date that is set forth in 2.1, the Parties hereby declare, represent and warrant that they respectively waive each other any right to compensation or claims against Vendor and or Purchaser, as the case may be, for any penalties, taxes, damages, losses or any liabilities in any matter whatsoever related to, arising out of or in connection with the Shares or any business, contract, obligation, acts or omissions of the Company and/or Vendor and or Purchaser, as the case may be, regardless of it being previous to the Closing or not.

7.	Confidentiality

7.1.	The Vendor undertakes, during a period of 5 (five) years following the date of this Agreement, to maintain any information it should have in relation to the Company strictly confidential, and not to disclose said information or reveal the contents of this Agreement, under any circumstance, except if:

7.1.1. such disclosure is necessary for the performance of and compliance with legal obligations, judicial decisions, orders of any competent authority or obligations under this Agreement;

7.1.2. such disclosure is made to its professional advisers in relation to the negotiation, entry into or performance of this Agreement or any matter arising out of or in connection with the same and such advisers are under a legal or contractual confidentiality duty;

7.1.3. such disclosure is necessary for the defence of its own interests in the event of litigation;

7.1.4. such information has come into the public domain other than through the Vendor’s fault.

7.2.	The Vendor shall previously notify the Purchaser of any disclosure to be made under the above mentioned situations.

8.	Miscellaneous

8.1.	Taxes, Costs and Expenses

8.1.1. Except as otherwise expressly provided herein, all costs and expenses incurred by the Vendor in connection with this Agreement and the transactions contemplated herein shall be paid by Vendor, and all costs and expenses incurred by Purchaser in connection with this Agreement and the transactions contemplated herein shall be paid by Purchaser.

8.1.2. The Price and the Contingent Payment already include all Taxes levied in Argentina on any capital gain.

8.1.3 In case any other Taxes are eventually payable as a result of the sale and purchase of the Shares or other provisions of this Agreement, such Taxes shall be paid by Vendor or Purchaser according to who is defined as the responsible for the Tax in question by the applicable Law. Should any of the Parties be the target of claims or procedures by Government Authorities for which it is not responsible under the terms of this Agreement, it shall immediately and timely notify the responsible Party and both Parties shall then agree on the most appropriate way to timely and adequately present the necessary defenses. Both Parties shall also timely exchange all required related documents in their possession that are necessary to the preparation of said defenses.

8.2.	Notices

Unless otherwise agreed herein, all notices, notifications, consents and other communications required or permitted under this Agreement must be made in writing and shall be considered duly made by the parties if addressed and delivered by registered post with acknowledgement of receipt, by electronic mail or via courier to the addresses indicated below or other addresses indicated by written notification made pursuant to this Clause 8.2.

To the Vendor:

Attention:	Marcos Antonio Zacarias

Address:	Av. República do Chile, n° 65, 10° floor, suite 1003, Centro, Rio de Janeiro - CEP 20.031-912, Brazil

Telephone:	(+55 21) 3224-7113

Fax:	(+55 21) 3224-2218

Email:	zacarias@petrobras.com.br

To the Purchaser:

Attention:	Mr. Gustavo Fernandez Martínez

Address:	Maipú 1, Piso 22

Telephone:	(54-11) 4344-6000

Fax:	(54-11) 4344-6000

Email:	Gustavo.f.martinez@petrobras.com

8.3.	Announcements

No announcements shall be made in relation to this transaction by any of the parties without the prior consent from the other Party (such consent not to be unreasonably withheld or delayed), except when such announcement is mandatory pursuant to the Law or the regulations of any relevant securities market, in which case the parties undertake to collaborate in order to coordinate any disclosures and its content.

8.4.	Assignment

None of the Parties may assign or transfer this Agreement without the prior written consent of the other Party.

8.5.	Complete Agreement and Modifications

This Agreement is the entire agreement between the Parties in relation to the matters contained in it and substitutes and cancels any previous agreement between them in relation to the same matter. No modification to this Agreement shall be binding unless made in writing and accepted by both Parties.

8.6.	No waiver

A failure by any Party to exercise any right deriving from this Agreement shall not be interpreted as a waiver to such right.

8.7.	Annulment

The total or partial invalidity, illegality and non-executable nature of any of the Clauses of this Agreement will not affect or prevent the validity of the part of the Clause that is not invalid, illegal or non-executable or the other Clauses, which shall remain fully valid and in effect. Notwithstanding this, the invalid or non-executable Clause or Clauses shall be interpreted and fulfilled (insofar as is possible) pursuant to the initial intention of the Parties.

8.8.	Applicable law

This Agreement shall be construed (both as to validity and performance), interpreted and enforced in accordance with, and governed by, the Laws of the Republic of Argentina without regard for any conflicts of laws rules.

8.9.	Arbitration

Save with respect to the determination of the Contingent Payment, which is subject to the expert determination proceedings set forth in Article 3.1.2 hereunder, any disputes or differences of any nature arising from or in connection with this Agreement, including any question regarding its existence, validity or termination (a “Dispute”), shall be referred to and finally resolved by binding arbitration under the rules of the International Chamber of Commerce – ICC (the “Rules”) which are deemed to be incorporated into this Clause.

8.9.1. The arbitration tribunal shall consist of 3 (three) arbitrators. Each Party to the Dispute shall appoint one arbitrator within 30 (thirty) days of the filing of the arbitration, and the two arbitrators so appointed shall select the presiding arbitrator within 30 (thirty) days after the latter of the two arbitrators has been appointed by the parties to the Dispute. If a party to the Dispute fails to appoint its party-appointed arbitrator or if the two party-appointed arbitrators cannot reach an agreement on the appointment of the presiding arbitrator within 30 (thirty) days, the arbitrator shall be appointed in accordance with the Rules.

8.9.2. Unless otherwise agreed by all parties to the Dispute, the place of arbitration shall be Santiago, Chile.

8.9.3. The arbitration proceedings shall be conducted in Spanish. The arbitrators shall be fluent in such language and none of the arbitrators shall have performed paid services for any Party during 5 (five) years prior to his/her appointment as arbitrator. The award of the arbitral tribunal shall be final and binding.

8.9.4. The law governing the arbitration shall be the laws of the Republic of Argentina, with the exclusion of any conflict of law rules which would refer the matter to the laws of another jurisdiction. The procedural law governing the arbitration shall be the law of the venue of the arbitration.

8.9.5. Notwithstanding the above provisions, before the arbitral tribunal is constituted, a Party may also apply to any competent judicial authority for interim or conservatory measures.

8.9.6. The arbitral award must be made by majority decision. The arbitral tribunal shall state in writing the reasons upon which the award is based. In case of any dissenting vote, the same shall also be included in the award.

8.9.7. The Parties hereby waive sovereign immunity as to it and its property in respect of the recognition, enforcement and execution of any award rendered by an arbitral tribunal constituted pursuant to this Agreement.

8.9.8. The occurrence of a claim, controversy or dispute shall not release any Party from its duty to perform its obligations hereunder unless the arbitral tribunal shall so order.

8.9.9. The fees and expenses of administration and of the members of the arbitral tribunal and the expenses incurred by the Parties with legal fees, witness costs and other part expenses shall be paid by such Party or Parties as the arbitral tribunal shall determine in the final award.

8.9.10. The Parties agree to use all possible measures to keep the existence of any dispute hereunder and any and all information concerning any arbitration proceedings and any award strictly confidential, except (i) to the extent necessary to enable a Party to properly exercise or enforce its rights under this Agreement or under any award rendered by the arbitral tribunal or (ii) to the extent required by applicable law or by regulations of any stock exchange or regulatory authority or pursuant to any order of court or any other competent authority or tribunal.

8.9.11. The Parties expressly waive any right to appeal interim decisions and/or the final award of the arbitral tribunal to the fullest extent permitted by law.

8.10.	Condition Precedent

This Agreement is subject to the previous approval of the Board of Directors of the Purchaser. In the case the approval is not obtained within thirty days from the acceptance of the Offer by the Vendor, this Agreement shall be deemed void and terminated with no effect whatsoever within the Parties, and no damages could be claimed based on the above mentioned termination.

8.11.	Schedules

The Schedules to this Agreement are inclusive and form part of this Agreement.

[PETROBRAS]

SCHEDULE 1

Draft of Transfer Letter

[TRANSLATION]

May 31, 2012

Board of Directors

Petrolera Entre Lomas S.A.

Presents

Dear Sirs,

I address myself to you as the holder of 39.671% (thirty-nine point six hundred and seventy-one percent) of the shares of Petrolera Entre Lomas S.A., in order to notify this Company of the transfer of the totality of such shares to Petrobras Argentina S.A.

I request the immediate entry of this transfer in the Shares Registry.

This communication is issued in accordance with article 215 of Law No. 19,550.

Petrobras Participaciones S.L.

[PETROBRAS]

SCHEDULE 2

Draft of Resignation Letter

[TRANSLATION]

May 31, 2012

Board of Directors

Petrolera Entre Lomas S.A.

Presents

Dear Sirs,

I address myself to you in order to present my irrevocable resignation from my position as Director of this Company.

I expressly acknowledge that I retain no claims against this Company, its Directors or Shareholders, of any sort, including, without limitation, for fees in connection with the performance of my position.

Sincerely.

SCHEDULE 3

Representations and Warranties of the Vendor

1.1.	Incorporation

The Vendor is a company that is duly incorporated and legally existing pursuant to the legislation of its place of incorporation.

1.2.	Powers

The Vendor has full capacity to execute and perform this Agreement, which does not infringe any law, administrative provision, contract or undertaking by which it is bound.

1.3.	Title to the Shares

The Vendor is the legitimate and exclusive owner of the Shares.

1.4.	Absence of Liens

The Shares are free and exempt from restrictions for the exercise of their inherent rights and from Liens, encumbrances, reservations of ownership, options, usufructs, claims or any other right of retention held by third parties. The delivery of the Shares under this Agreement shall confer on the Purchaser the full, complete and absolute legal ownership of the Shares.

1.5.	Litigation

To the knowledge of the Vendor, there are no actions, suits, proceedings, arbitrations or investigations pending or threatened, against the Vendor or to which the Shares are subject, that materially and adversely affect the ability of the Vendor to execute, deliver and perform its obligations under this Agreement or any other material agreements relevant to this sale of the Shares to which it is a party.

1.6.	Transfer of Shares

The Company’s Shares can be effectively transferred without violating the law or the rights of any third parties or the exercise of any preferential rights to purchase, and no rent, license, charter, permission or any other proprietary right of the Company in any form will be cancelled, limited, terminated or reduced in value (or create any liability) as a result of the sale of the Shares to the Purchaser or this Agreement.

No patent, trade secret or other intellectual property right is necessary for the continued operation of the activities performed by the Company or, if necessary, they shall be licensed (without any cost to the Purchaser) as a consequence of this Agreement.

1.7.	Authorizations

All corporate procedures and any other kind of necessary procedure to be performed by the Vendor, including, but not limited to all the measures to be taken by the corporate bodies, directors, shareholders or officers of the Vendor to authorize the Vendor to celebrate, execute, enforce this Agreement and to transfer the Shares, have been duly and properly made.

SCHEDULE 4

Representations and Warranties of the Purchaser

1.1.	Incorporation

The Purchaser is a company that is duly incorporated and legally existing in accordance with the legislation of its place of incorporation.

1.2.	Powers

The Purchaser has full capacity to execute and perform this Agreement, which does not infringe its articles of association or any other legislation, administrative regulation, agreement, contract or obligation by which it is bound.

1.3.	Authorizations

All corporate procedures and any other kind of necessary procedure to be performed by the Purchaser, including, but not limited to all the measures to be taken by the corporate bodies, directors, shareholders or officers of the Purchaser to authorize the Purchaser to celebrate, execute or enforce this Agreement.

1.4.	Litigation

To the knowledge of the Purchaser, there are no actions, suits, proceedings, arbitrations or investigations pending or threatened, against the Purchaser that materially and adversely affect the ability of the Purchaser to execute, deliver and perform its obligations under this Agreement or any other material agreements relevant to this purchase of the Shares to which it is a party.

[PETROBRAS]

SCHEDULE 5

Cartas Acuerdo and Physical Inventory Measurement on December 31st 2011

[TRANSLATION/SUMMARY]

PELSA 31.12.2011

39.671%

Market Value of Inventories	Liters at 15.56°	Barrels	USD
AEL	6,774,781.76	42,612.09	3,072,757.82
BDP	5,892,920.96	37,065.35	2,672,782.62
AA	460,660.18	2,897.47	208,936.20

Total	13,128,362.91	82,574.91	5,954,476.64

Participation (39.671%)	5,208,152.8487	32,758.2919	2,362,200.43

Accounting Value of Inventories	Pesos	USD
	13,519,247.00	3,144,010.93
Participation (39.671%)	5,363,220.48	1,247,260.5761

Difference between Market and Accounting Value		1,114,939.85

[CERTAIN ORDINARY-COURSE HYDROCARBONS SALES AGREEMENTS WITH THIRD PARTIES IN FORCE AT THE TIME OF CALCULATING “NET WORKING CAPITAL,” AS DEFINED IN THE SHARE PURCHASE AGREEMENT, THE PRICES PER BARREL CONTAINED IN WHICH WERE AVERAGED FOR PURPOSES OF DETERMINING THE MARKET VALUE OF THE RELEVANT HYDROCARBONS (OIL AND GAS) AS OF THE “EFFECTIVE DATE” (ALSO AS DEFINED IN THE SHARE PURCHASE AGREEMENT).]

May 30, 2012.

Mr. Carlos Alberto da Costa

Petrobras Argentina S.A.

Maipú 1 - 21° Floor

C1084ABA

Buenos Aires - Argentina

Subject: Designation of representative

Dear Sir,

Whereas the Offer from Petrobras Argentina S.A. dated May 28, 2012, we hereby designate Mr. Marcos Antonio Zacarias to represent Petrobras Participaciones, S.L., as requested in said Offer.

Petrobras Participaciones, S.L.	Petrobras Participaciones, S.L.
Carmen Rózpide Orbegozo	Beatriz Diez Arranz
Vicepresidente	Secretaria

PETROBRAS PARTICIPACIONES, S.L. – PPSL

Sociedad Unipersonal inscrita en el Registro Mercantil de Madrid

Tomo: 117615, Libro: 0. Folio: 196. Sección: 8. Hoja: M.303069. Inscripción: 1a

Calle Hermosilla 11, 4a Planta, 28001 Madrid, España

Tel.: + 34 91 781 0857

1/1